

August 11, 2010

Mr. Richard G. Lindner
Senior Executive Vice President and Chief Financial Officer
AT&T Inc.
208 S. Akard Street
Dallas, TX 75202

> **RE: AT&T Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 25, 2010**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed March 11, 2010**
> **File No. 001-08610**

Dear Mr. Lindner:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director